BGE                                                                       PEPCO
                                                 Potomac Electric Power Company






                                  NEWS RELEASE




                                 MEDIA CONTACT:
                         Jo-Anne Sinnott-(212) 880-5330
                    Maria Gonzalez (Cellular)-(203) 554-7491
                            Ogilvy Adams & Rinehart

                       Arthur J. Slusark - (410) 234-7436
                       Baltimore Gas and Electric Company

                          Tome Welle - (202) 872-2680
                         Potomac Electric Power Company


               BGE AND PEPCO COMBINE TO FORM $15 BILLION COMPANY

         Largest Combination Of Two Electric Utility Companies To Date


                  ANNAPOLIS, MARYLAND, September 25, 1995 - In a joint statement today, Christian H. Poindexter, Chairman of the Board and CEO of Baltimore Gas and Electric Company (NYSE: BGE), and Edward F. Mitchell, Chairman of the Board and CEO of Potomac Electric Power Company (NYSE: POM), announced that their respective Boards of Directors have unanimously approved a strategic business combination of the two companies. This merger will create a regional energy company with customers in Maryland and Washington, D.C. The new company will be one of the ten largest electric utility companies in the United States, serving a population of 4.5 million with 1.8 million electric customers and over 530,000 gas customers. The transaction will create a new company with assets exceeding $15 billion and annual revenues of approximately $5 billion.

                  Mr. Poindexter, who will serve as CEO of the new combined company, stated that "with the challenges facing the energy industry today, this combination creates a larger, stronger company that allows us to compete in a way neither of our companies could do alone. We will be able to provide service at a lower cost than would otherwise be possible."

                  Mr. Mitchell, who will serve as Chairman of the Board of the new company, added "this merger combines two financially strong, low-cost energy providers with common values and strategies and highly compatible operations and management. In this competitive world the low-cost producers will be the winners. We intend to be a winner."

                  The agreement calls for shareholders of Baltimore Gas and Electric Company to receive one share of stock in the new company for each share of BGE common stock owned. Holders of Potomac Electric Power Company common stock will receive a 0.997 share of stock in the new company for each share of PEPCO stock owned. This exchange ratio approximates a 20% premium to the average PEPCO trading price over the previous week's level. BGE and PEPCO currently have 148 million and 118 million common shares outstanding, respectively.

                                DIVIDEND POLICY

                  The new company will adopt BGE's dividend policy. The annual dividend at the expected 1997 closing date will be $1.67 per share. This compares to BGE's current $1.56 dividend and PEPCO's current annual dividend of $1.66.

                  The new company's dividend strategy is consistent with BGE's current dividend payout ratio goal of approximately 70%. The dividend at closing will be 7% greater than BGE's current dividend. Both companies' shareholders are expected to benefit over time from a strategy of dividend growth.

                             NEW COMPANY MANAGEMENT

                  The new company's management team will combine the talents of seasoned executives from both companies. Mr. Mitchell, PEPCO's Chairman and CEO, will be Chairman of the new company's Board of Directors following the completion of the merger. Mr. Poindexter, BGE's Chairman and CEO, will be the CEO of the new company and will succeed Mr. Mitchell as Chairman of the Board one year after the merger takes place. BGE's President, Edward A. Crooke, will be Vice Chairman of the new company and will be Chairman of the Board of non-regulated subsidiaries. Mr. Crooke will also be responsible for the new company's strategic planning efforts and new business initiatives. John M. Derrick, Jr., PEPCO's President, will be President and COO of the new company and will be responsible for the day-to-day operations of the company's utility business. The new company's Board of Directors will consist of 16 members, with 9 being appointed from BGE's current Board and 7 from PEPCO's current Board.

                             NEW COMPANY STRUCTURE

                  A name will be selected for the new company in the near future. The new company will be structured as a single utility company. The non-utility operations of both companies will be combined, as appropriate, as subsidiaries of the new company. This transaction is expected to qualify as a pooling of interests and as a tax-free exchange of shares for the holders of each company's common stock.

                  BGE and PEPCO have agreed that the new company will be headquartered between Baltimore and Washington in the Annapolis, Maryland area, and that the new company will continue to maintain a significant presence in both Baltimore and Washington.

                          EXPECTED COMBINATION SAVINGS

                  Savings from the combined utility systems are expected to be substantial, approximately $1.3 billion over a ten-year period. These savings will be accomplished through the elimination of duplicate support services and field operations, economies of centralized purchasing and the reduction of corporate expenses. Synergies will be achieved by combining the two utility systems in an integrated, non-holding company structure and will be enhanced by the contiguous nature of the two systems. Opportunities will be created through enhanced transmission interconnections. The expected elimination of duplicate positions will result in reductions in the total combined workforce of approximately 10%. Additional savings may be achieved over time from combining the companies' non-regulated operations as well.

                                EARNINGS IMPACT

                  The combination should result in little or no earnings dilution in the first year of operations. Earnings are expected to be positively impacted thereafter as synergies are realized.

                               REQUIRED APPROVALS

                  The  Merger   Agreement   is  subject  to  the   approval   by
shareholders of both companies and certain regulatory agencies including:

o        The Federal Energy Regulatory Commission

o        The Public Service Commissions of Maryland and the District of Columbia

o        The Nuclear Regulatory Commission

o        The Securities & Exchange Commission


All required approvals are expected to be completed by the early part of 1997. Shareholder approval will be sought in early 1996.

                        KEYS REASONS FOR THE COMBINATION

                  Mr. Derrick, PEPCO's President, stated that "the combination of the transmission and distribution systems provides more options to meet future generation needs." In addition, the companies presented the following key reasons for the combination: o It creates additional shareholder value through increased efficiencies and reduced costs resulting in a financially stronger and more competitive company.

o It creates a larger, stronger company well-positioned to prosper in an increasingly competitive environment.

o It combines two of the lower-cost energy companies in the Mid-Atlantic area having no "stranded" high-cost generating plants.

o Customers will benefit from reduced costs of the combined company which will keep rates low into the future.

o The new company will be well-positioned to take advantage of future strategic opportunities as competition intensifies.

o The combination of the two companies' diversified operations will provide the financial and management resources necessary to succeed in a changing business environment.


                            DESCRIPTION OF COMPANIES

         BGE is an investor-owned company that combines its core utility business with diversified non-utility operations. Founded 1816, BGE is the nation's first gas utility and one of its earliest electric utilities, with a tradition of superior, low-cost service and reliability. With assets of more than $8 billion, BGE serves more than 1 million business and residential electric customers and 530,000 gas customers in an economically diverse 2,300-square-mile area encompassing Baltimore City and all or part of 10 Central Maryland Countries.

                  PEPCO is an investor-owned electric utility, founded in 1896, serving the electricity needs of 1.9 million people in the Washington
Metropolitan area. PEPCO's 640- square-mile service territory includes the District of Columbia and major portions of Montgomery and Prince George's Countries in Maryland. PEPCO also sells electricity at wholesale to Southern Maryland Electric Cooperative, Inc. PEPCO's service territory is unique, with virtually no heavy industry. The Washington Metropolitan area remains one of the nation's major markets with a well-educated and affluent population.

                                     # # #

Two-Page Fact Sheet follow.
Photographs available through AP Photo Express.

                                BGE-PEPCO Merger
                                   Fact Sheet
           Information As Of December 31, 1994 Unless Otherwise Noted


                                                     BGE            PEPCO               COMBINED
                                                     ---            -----               --------
- ------------------------------------------------------------------------------------------------------------------------
I. Financial Statement Information:
- -----------------------------------
Total Assets                                     $8.1 Billion    $7.0 Billion      $15.1 Billion
                                                                                 9th Largest Utility
Consolidated Revenues                            $2.8 Billion    $2.0 Billion      $4.8 Billion
- ------------------------------------------------------------------------------------------------------------------------
II.  Common Stock Information:
- ------------------------------
Earnings Per Share                                    $1.93           $1.79
Current Annual Dividend Per Share                     $1.56           $1.66                    $1.67
Current Stock Price as of 9/22/95                     $26 1/8         $21 1/2
Current Dividend Yield as of 9/22/95                    6.0%            7.7%
Current Market-to-Book                                  142%            140%
Common Shares Outstanding                        148 million     118 million
- ------------------------------------------------------------------------------------------------------------------------
III.  Capital Structure Information:
- ------------------------------------
Credit Ratings
- --------------
Sr. Secured Debt                                   A+/A1               A/A1
Unsecured Debt                                      A/A2                A-/A2
Preferred Stock                                   A/"a1"              A-/"a1"
Preference Stock                                  A/"a2"              -
Consolidated Capital Structure
- ------------------------------
Short-Term Debt                                     1.0%                4.4%
Long-Term Debt                                     46.1%               54.2%
Preferred/Preference Stock                          8.9%                5.0%
Common Equity                                      44.0%               36.4%
- ------------------------------------------------------------------------------------------------------------------------
IV.  Service Territory & Customer Information:
- ----------------------------------------------
Service Territory
- -----------------
- -Electric                                2,300 sq. miles              640 sq.        2,940 sq. miles
                                                                       miles
- -Gas                                       627 sq. miles                  --           627 sq. miles
- ------------------------------------------------------------------------------------------------------------------------



                                      -7-



- ------------------------------------------------------------------------------------------------------------------------
Population
- ----------
- -Electric                                      2,625,000           1,900,000               4,525,000

- -Gas                                           1,980,000                  --               1,980,000

Customers
- -Electric                                      1,084,515             672,141               1,756,656
- -Gas                                             537,397                  --                 537,397
Total Electric Sales-MWH                      27,454,000          25,546,210              53,000,210

Electric Sales by Customer
- -Residential                                         39%                 26%                     33%
- -Commercial                                          45%                 46%                     45%
- -Industrial                                          16%                 --                       8%
- -Government                                            -                 19%                      9%
- -Wholesale                                             -                  9%                      5%
Employees
- ---------
- -Utility                                           7,296               4,524
- -Non-Utility                                         655                 37
                                                     ---                 --
Total                                              7,951               4,561
- ------------------------------------------------------------------------------------------------------------------------
V.  Operating Statistics:
- -------------------------
Total Generating Capability                        6,741               6,723                  13,464
Generating Capability by Fuel Type
- ----------------------------------
Nuclear                                              25%                  0%                     12%
Coal                                                 39%                 45%                     42%
Oil, Gas & Hydro                                     26%                 46%                     36%
Interchange & Purchases                              10%                  9%                     10%
% Generation by Fuel Type
- -------------------------
Nuclear                                              39%                  0%                     22%
Coal                                                 56%                 69%                     62%
Oil, Gas & Hydro                                      6%                 18%                     11%
Interchange & Purchases                              -1%                 13%                      5%
- ------------------------------------------------------------------------------------------------------------------------